Exhibit 99.(e)(3)

July 27, 2008

Jean-François Abramatic
ILOG, S.A.

Dear Jean-François,

Attachment A to this letter is an attachment to your employment contract which sets forth details of a special retention bonus program (the “Program”) that is being offered to you and other ILOG members. Since the opportunity to participate in the Program is being offered to a limited number of ILOG employees, you should treat your participation in the Program, and any award under it, with appropriate sensitivity and confidentiality.

Best regards,

Pierre Haren.

English translation for informational purposes only.

ATTACHMENT A

This document drawn up in English is the translation of the agreement drawn up in French that you will execute with ILOG. This document cancels and replaces any previous document you may have received on the same subject.

BETWEEN:

ILOG, a company incorporated under the laws of France with a registered capital of Euro 19,208,848 affiliated with the company register of detail under the number 340 852 458, and having its headquarters 9, rue Verdun – F94250 Gentilly (“ILOG”),

AND:

Mr Jean-François Abramatic (the “Employee”/“you”),

WHEREAS:

The Employee and ILOG are parties to an employment contract governed by French Law (the “Employment Contract”);

The Employee is aware IBM is about to launch a public tender offer on all the shares of ILOG, so that ILOG will become part of the IBM group of companies.

ILOG recognizes that the Employee’s active involvement is critical to a successful integration of ILOG’s software solutions into the IBM Software portfolio and has therefore been working with IBM to develop a retention program (“Program”) which will enable a select group of ILOG employees, including the Employee, to receive payments under the Program (hereafter the “Retention Payments”) subject to the terms and conditions of this Agreement and such Program.

Grant of the benefits under the Program is, inter alia, conditional upon the Employee being bound by protective restrictive covenants.

Therefore, the parties to this agreement (the “Agreement”) have agreed to amend the Employment Contract and, without otherwise amending the rest of the Employment Contract, add to the Employment Contract the provisions contained in this Agreement.

Provisions in this Agreement will supersede any provisions already contained in the Employment Contract prior to the execution of this Agreement and which have a similar purpose.

THIS AGREEMENT, AS ALL THE RULES AND COVENANTS THEREIN, IS EXPRESSLY SUBJECT TO THE CONDITIONS PRECEDENT THAT:

(i)          The first settlement and delivery date of the offer by IBM for ILOG has occurred (the “Closing”), and

(ii)         The Employee remains an ILOG employee at the time of the Closing.

Therefore, should the Closing not occur, or should the Employee not remain a ILOG employee at the time of the Closing, then this Agreement and the Program, shall have no force and effect and shall be null and void.

English translation for informational purposes only.

Subject to applicable law, following the Closing, should the business of ILOG and/or its subsidiaries be transferred to an IBM Company in due course, this Agreement as well as the Employment Contract will remain valid and binding after the transfer.

Under this Agreement, Employer means employer party to the Employment Contract as defined above.

IT IS THEREFORE AGREED AS FOLLOWS:

1.            Confidentiality

Since the opportunity to receive benefits under the Program is being offered only to a limited number of ILOG employees, you should treat your participation in the Program and any award under it with appropriate sensitivity and in strict confidence.

2.            Benefits under the Program

The terms and conditions of the Program as it applies to you are as follows:

Under the Program, you will be eligible to receive Retention Payments up to, but not to exceed, in the aggregate €946,400.00 gross (together the “Total Retention Payments”).

2.1          General conditions and milestones

Save as otherwise provided in this Agreement under Paragraph 2.2 below, the Program will apply provided (i) you remain an active full time permanent employee under the Employment Contract for the periods set out below and until the very last day of the very last period set out below, and (ii) you continue to remain fully engaged in, and actively contributing to the success of your Employer in your functional area, and (iii) the relevant milestone targets set out in “Attachment B” are met.

There will be six Retention Payments:

The first Retention Payment will be made following the 6 month anniversary of the Closing based on your achieving the milestone targets set out in Attachment B for that period. The maximum potential Retention Payment for achievement of the milestones targets set out in Attachment B for that period will be 10 % of the Total Retention Payments, namely €94,640.00.

The second Retention Payment will be made following the 12 month anniversary of the Closing based on your achieving the milestone targets set out in Attachment B for that period. The maximum potential Retention Payment for achievement of the milestones targets set out in Attachment B for that period will be 10 % of the Total Retention Payments, namely €94,640.00.

The third Retention Payment will be made following the 18 month anniversary of the Closing based on your achieving the milestone targets set out in Attachment B for that period. The maximum potential Retention Payment for achievement of the milestones targets set out in Attachment B for that period will be 15 % of the Total Retention Payments namely €141,960.00.

The fourth Retention Payment will be made following the 24 month anniversary of the Closing based on your achieving the milestone targets set out in Attachment B for that period. The maximum potential Retention Payment for achievement of the milestones targets set out in Attachment B for that period will be 15 % of the Total Retention Payments namely €141,960.00.

English translation for informational purposes only.

The fifth Retention Payment will be made following the 30 month anniversary of the Closing based on your achieving the milestone targets set out in Attachment B for that period. The maximum potential Retention Payment for achievement of the milestones targets set out in Attachment B for that period will be 25 % of the Total Retention Payments namely €236,600.00.

The sixth Retention Payment will be made following the 36 month anniversary of the Closing based on your achieving the milestone targets set out in Attachment B for that period. The maximum potential Retention Payment for achievement of the milestones targets set out in Attachment B for that period will be 25 % of the Total Retention Payments namely €236,600.00.

2.2          Additional terms and conditions of the Program:

If, at your initiative, or at the Employer’s initiative owing to serious or gross misconduct (“faute grave ou lourde”), the termination of the Employment Contract is notified at any time during the Program, i.e. at any time before the very last day of the very last period set out above for whatever reason, then you will no longer participate in the Program, and no further Retention Payments, partial or otherwise, will be made to you, including, without limitation, any Retention Payment for the then current milestone period.

If, for any reason other than stated in paragraph above, the termination of the Employment Contract is notified, at any time during the Program, i.e. at any time before the very last day of the very last period set out above, then you will be entitled to the Retention Payments for the then current milestone period and the immediately following milestone period. You shall not be entitled to receive any other further Retention Payments.

However:

(i)            in the event the Employer notifies you the termination of the Employment Contract on or prior to the 12-month anniversary of the Closing, for any other reason than owing to serious or gross misconduct (“faute grave ou lourde”), then, notwithstanding Paragraph 3 of this Agreement, you will be entitled to receive, within a reasonable period of time after such termination, a lump-sum cash gross payment in an amount equal to the aggregate of (x) the Retention Payments for the then current milestone period and the immediately following milestone period and (y) the Total Severance Payments;

(ii)           in the event the Employer notifies you the termination of the Employment Contract after the 12-month anniversary of the Closing but before the end of the Program, for any other reason than owing to serious or gross misconduct (“faute grave ou lourde”) and the gross amount of the Retention Payments received by you under the Program, including the Retention Payment for the then current milestone period and the immediately following milestone period (the “Total Received Retention Payments”), is less than the Total Severance Payments, then you will also be entitled to receive, within a reasonable period of time after such termination, a lump-sum cash gross payment in an amount equal to the excess of the Total Severance Payments over the Total Received Retention Payments.

Neither the Program nor Retention Payments are considered part of your earnings for the purposes of calculating current or future benefits under any compensation or benefit programs maintained or sponsored by your Employer, including but not limited to any calculation of paid holiday entitlements and of any end of Employment Contract payments. The Program takes into account your vacation periods and no Retention Payment can be included in the calculation of your vacation entitlements and payments.

English translation for informational purposes only.

Retention Payments will be subject to actions and deductions required by law, e.g. any applicable local tax reporting and withholding requirements, and will be made within 30 days from the last day of the applicable milestone period that has been achieved.

3.            Waiver of Contractual severance

Subject to provisions of paragraph 2 above, you expressly and fully waive (i) any agreement entered into with ILOG prior to this Agreement under which you are entitled to a contractual severance pay coming on top of the severance pay provided for by the applicable collective bargaining agreement(s) and (ii) any right or entitlement to receive severance pay under the Severance Management Policy described in ILOG’s minutes of the Board of Directors meeting held on November 30, 2006, and any amendment thereto (together for whichever contractual severance is the highest the “Total Severance Payments”). Therefore, and subject to paragraph 2 above, in case of termination at any time of the Employment Contract at the Employer’s or Employee’s initiative, for whatever reason, you will only be entitled to benefit from applicable provisions, as the case maybe, of the law and the applicable collective bargaining agreement(s).

4.             Restrictive Covenants

4.1          Acknowledgments and agreement

(a)           You acknowledge and agree that, in case of Closing, (i) ILOG and the business in which International Business Machines Corporation and all of its affiliates (collectively, the “Company”) are engaged, is intensely competitive and that your employment by ILOG has required, and/or will to require that you have access to, and knowledge of, confidential information of ILOG and of the Company, including, but not limited to, certain or all of the ILOG and/or Company’s methods, information, systems, plans for acquisition or disposition of products, expansion plans, financial status and plans, customer lists, client data, personnel information and trade secrets of ILOG/ the Company, all of which are of vital importance to the success of ILOG and the Company’s business (collectively, “Confidential Information”); (ii) the disclosure of any of the foregoing to existing or potential competitors of ILOG and the Company could place ILOG/the Company at a serious competitive disadvantage and could do serious damage, financial and otherwise, to the business of ILOG and the Company; (iii) you have been and will be given access to, and have developed and/or will develop relationships with, customers of ILOG and the Company at the time and expense of ILOG and the Company; and (iv) by your training, experience and expertise, your services to ILOG in particular and, after Closing, the Company in general are, and will continue to be special and Unique.

(b)           You acknowledge and agree that during your employment under the Employment Contract and for one (1) year following the termination of the Employment Contract by either party to the Employment Contract, for any reason, you will not directly or indirectly within the “Restricted Area” (i) “Engage in or Associate with” (a) any “Business Enterprise” or (b) any significant competitor or major competitor of ILOG and the Company; or (ii) solicit, for competitive business purposes, any customer of ILOG and the Company with which you were involved as part of your job responsibilities during the last twelve (12) months of your employment under the Employment Contract.

(c)           You further agree that, during your employment under the Employment Contract and for the two (2) year period following the termination of the Employment Contract by either party to the Employment Contract, for any reason, you will not directly or indirectly within the “Restricted Area,” hire, solicit or make an offer to any employee of ILOG or the Company to be employed or perform services outside of ILOG or the Company.

English translation for informational purposes only.

4.2.         Definitions

(a)           For purposes of this Agreement, the term “Business Enterprise” shall mean any entity, including but not limited to any corporation, partnership, limited liability company, sole proprietorship or unincorporated business (whether or not for profit), that conducts business within the Restricted Area and engages in, or owns or controls a significant interest in any entity that engages in, competition with the business units or divisions of ILOG and the Company in which you worked at any time during the two (2) years period prior to the termination of your employment under the Employment Contract. For the purpose of this definition, it is acknowledged and agreed that the business units or divisions of ILOG are engaged in (i) designing, developing, distributing, marketing, licensing and selling hardware, software and firmware and (ii) providing services, related to business rules, optimization, visualization and supply chain solutions.

(b)           For purposes of this Agreement, the phrase “Engage in or Associate with” shall include without limitation engagement or association as a sole proprietor, owner, employer, director (including but not limited to any role such as statutory officer, chief executive officer, member of company board), partner, principal, investor, joint venturer, shareholder, associate, employee, member, consultant, contractor or otherwise.

(c)           For purposes of this Agreement, the term “Restricted Area” shall mean France and any other geographic area in the world for which you had job responsibilities during the last twelve (12) months of your employment under the Employment Contract.

4.3.         Acknowledgements. You acknowledge that ILOG in particular and the Company in general would suffer very significant harm if you fail to comply with Paragraph 4.1, and that your Employer would be entitled to any appropriate relief, including money damages, equitable relief and attorneys’ fees. You further acknowledge that enforcement of the covenants in Paragraph 4.1, is necessary to ensure the protection and continuity of the business and goodwill of ILOG in particular and the Company in general and that, due to the proprietary nature of the business of ILOG and of the Company, the restrictions set forth in Paragraph 4.1, are reasonable as to geography, duration and scope.

4.4.         Injunctive Relief. You agree that ILOG in particular and the Company in general would suffer very significant harm if you were to breach any provision of this Agreement and that your Employer would by reason of such breach, be entitled to injunctive relief in a court of appropriate jurisdiction, without the need to post any bond, and you further consent and stipulate to the entry of such injunctive relief in such a court prohibiting you from breaching this Agreement. This Paragraph 4.4 shall not, however, diminish the right of your Employer to claim and recover damages in addition to injunctive relief.

4.5.         Specific Compensation for restrictive covenants provided for under Paragraph 4.1(b) of this Agreement. In return for the restrictive covenants provided for under Paragraph 4.1(b) of this Agreement and for the duration of these covenants, you will receive a specific compensation as provided under any applicable company wide or collective bargaining agreement and, should such any applicable company wide or collective bargaining agreement not provide for any level of compensation, a compensation equal to 25% of the monthly average remuneration paid over the 12 months preceding your effective leaving, excluding benefits and discretionary or contractual bonuses as well as awards under any incentive or stock plan as well as under the Program provided for under this Agreement.

The Employer reserves the right to narrow the duration of the restrictive covenants provided for under Paragraph 4.1(b) of this Agreement or to release you from such covenants (and, hence, to free itself from payment of the specific compensation provided for under this Paragraph 4.5 by informing you in writing within 15 days following the notification of the termination of the

English translation for informational purposes only.

Employment Contract or within any shorter delay provided for in any applicable company wide or collective bargaining agreement.

As the monthly compensation payment set out under this Paragraph 4.5 is specifically paid in return for the respect of the restrictive covenants provided for under Paragraph 4.1(b) of this Agreement, this payment will cease to be due if you breach these covenants, without having any effect on the other provisions set out in case of breach of any of your obligations resulting from this Agreement.

5.            ILOG Equity Awards

Your ILOG equity awards will be treated as follows:

(i)            subject to the authorization of ILOG board, all of your outstanding ILOG stock options shall be exercisable as of the date of the opening of the cash public offer filed in France by IBM (or any of its affiliates) for all of the shares and warrants of ILOG (“French Offer”) up until seven (7) trading days prior to the closing of the reopened French Offer pursuant to article 232-4 of the AMF General Regulation ;

(ii)           in respect of each of your ILOG restricted free shares (“ILOG Free Share(s)”), you will receive a payment in cash equal to the price offered by IBM (or any of its affiliates) for each ILOG share under the Offers within three months following the publication by the AMF of the definitive results of the French Offer (after its reopening pursuant to article 232-4 of the AMF General Regulation), provided that the relevant payment shall only be made to you if you are still an employee of ILOG.

In consideration for such undertakings and the payments to be made pursuant to this Agreement, you hereby agree to: irrevocably waive your rights in connection with: (i) the ILOG Free Shares; and (ii) any ILOG stock options that you hold and that you have not exercised by seven (7) trading days prior to the closing of the reopened French Offer pursuant to article 232-4 of the AMF General Regulation, and thereafter your stock options shall expire and shall not be exercisable and you shall have no rights in connection therewith; it being understood that you shall not receive any additional compensation of any kind whatsoever, beyond that set out in this Agreement, for such waivers.

6.            No Oral Modification. This Agreement may not be changed orally, but may be changed only in a writing signed by the Employee and a duly authorized representative of ILOG.

7.            Execution of this Agreement. This Agreement is drawn up in English and accepted, in its English version, by the Employee as a condition precedent to all of the benefits under this Agreement. Actual execution of this Agreement can only occur once and after the Employee has also executed and submitted a hard copy document of this Agreement drawn up in French. The version of this Agreement drawn up in English and the version of this Agreement drawn up in French shall both be binding upon the parties, it however being expressly agreed that the version of this Agreement drawn up in French shall prevail.

8.            Tax.  You should consult your own financial or tax advisor with respect to the tax consequences to you of the arrangements under this Agreement. You will be responsible for any taxes payable by you under applicable laws in connection with the implementation of these arrangements.

English translation for informational purposes only.

Signed in

On August 22, 2008

In duplicate
ILOG	The Employee

English translation for informational purposes only.

Attachment B

Retention Milestones

ILOG Acquisition

Post-Close Activities

General

1)    Conform with IBM policies and practices, local laws, and IBM’s Business Conduct Guidelines

2)    Maintain a performance rating as a solid contributor or better

3)    Actively support and contribute to the successful integration of ILOG and IBM

4)    Establish and maintain high morale among the ILOG team

5)    Maintain effective business relationships with both customers and business partners

6)    Effectively work on cross-functional teams across IBM’s management matrix

For Your Specific Area of Responsibility

1)    Achieve financial targets (revenue, spending, profit)

2)    Maintain and improve customer satisfaction

3)    Lead your team and execute your people management responsibilities

4)    Achieve employee retention targets

5)    Establish and protect IBM’s Intellectual Property

6)    As appropriate, meet product and services offering development, delivery, sales, and support milestones

7)    Perform other tasks as assigned within the scope of your current job responsibility